UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 26, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentation at the Fox-Pitt Kelton Financial Services Conference in Naples, Florida on November 29, 2007. Management will also be participating in meetings with various analysts and investors beginning November 26, 2007 and continuing through the completion of the conference on November 29, 2007.

Item 9.01 Financial Statements and Exhibits.

The following exhibit is being furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current and future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ T. BRENT HICKS

T. Brent Hicks
Chief Accounting Officer

Date: November 26, 2007

Exhibit 99.1

CELEBRATING 25 YEARS

You'll like it here.

COLONIAL BANCGROUP

Fox-Pitt Kelton
Financial Services Conference
November 29, 2007

Forward Looking Statements

Colonial BancGroup

The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, and Current Reports on Form 8-K. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Overview

Colonial BancGroup℠

- $24.5 Billion in assets with 323 Branches at 9/30/2007
- Top 25* U.S. Commercial Bank (non-foreign owned)
- Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors
- Top 5* Market Share in 85% of Deposit Franchise
- Consistent Earnings Per Share Growth – 5 year CAGR 10%
- *Forbes* Platinum 400 List of Best Large Companies in America

*Source: SNL Financial

In the Right Places

- 73%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas

- Branches, Assets and Deposits by State at 9/30/07 are as follows:

323 Branches


AL 90
GA 19
NV 15
TX 16
FL 183

$24.5 Billion in Assets


AL 16%
GA 6%
TX 7%
NV 4%
Corp 8%
FL 59%

$16.9 Billion in Deposits


AL 24%
GA 4%
TX 4%
NV 4%
Corp 3%
FL 61%

[1]At 9/30/07
*Projected Population change from 2007-2012
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2007 - 2012 Population Growth

Colonial BancGroup, Inc.	**11.17 %**
South Financial Group, Inc.	9.78
SunTrust Banks, Inc.	9.50
Wachovia Corporation	8.41
Synovus Financial Corp.	7.97
BB&T Corporation	7.74
Regions Financial Corporation	6.06
Bank of America Corporation	5.84
Whitney Holding Corporation	5.28
Trustmark Corporation	5.03
Fifth Third Bancorp	4.39
BancorpSouth, Inc.	4.23
First Horizon National Corporation	3.81
Median	**6.06 %**
Low	**3.81**
High	**11.17**
Total U.S.	**6.26**

Source: SNL Financial.
Deposit data as of 6/30/07.
Population growth deposit weighted by county.

Credit

No Change – Same Proven Credit Process

Colonial BancGroup

- **Strong Credit culture with proven Policies and Underwriting**
  - We predominantly lend within our core competency
  - We have the real estate expertise and market knowledge
  - We focus on lending to individuals and companies we know
  - We avoid “speculative” projects
  - We ensure strong guarantor support on our loans
  - We have a rigorous appraisal review process
- **Active involvement by CEO and CCO in all loan committees**
  - Low individual lending authorities with multi-tiered committees
  - Experienced regional managers and director involvement on committees
- **Superior Portfolio Risk Management process**
  - Experienced team
  - Limits by product and MSA
  - Aggressive workout strategies
- **Long term history of superior credit quality through many cycles**

Credit Quality – YTD 2007 Update

Colonial BancGroup

- Credit quality is sound and within expectations
- Quality Residential RE portfolio – no subprime; no stated income; no exotic products
- Year to date annualized net charge-off ratio was 0.18% of average loans and 0.27% annualized for the third quarter
- Allowance for loan losses was 1.14% of total loans, compared to 1.13% at 12/31/06
- Allowance was 246% of nonperforming assets at 9/30/07
- Allowance would be sufficient to cover charge-offs for 6.42 years at YTD annualized levels

NPAs Consistently Below Industry

(as originally reported)

Colonial BancGroup



Colonial BancGroup
FDIC - Commercial Banks with Assets > $10 Billion
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
4.09%
2.23%
1.48%
1.13%
0.94%
0.90%
0.86%
1.06%
1.41%
1.41%
1.03%
0.63%
0.47%
0.49%
0.57%1
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.46%
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
9/30/07

[1] At 6/30/07

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Net Charge-Offs/Average Loans

(as originally reported)



Colonial BancGroup
FDIC - Commercial Banks with Assets > $10 Billion
1.50%
1.40%
1.30%
1.20%
1.10%
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
1.02%
0.57%
0.46%
0.52%
0.58%
0.65%
0.66%
0.75%
1.06%
1.32%
1.04%
0.73%
0.68%
0.47%
0.58%1
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
0.18%2
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
Sep YTD 2007

[1]YTD 6/30/07 Annualized
[2]Annualized

What Gives Us Comfort in Today's Market

Colonial BancGroup

- We *do not* sacrifice credit quality for loan growth
- Our real estate portfolios are diverse – by collateral type, location, and borrower
- The dynamics of our markets continue to be positive (population and job growth)
- Commercial real estate within our markets remains strong
- We have focused on financing loans that have good market and industry support, experienced principals and management, and supportive financial ratios
- We require personal guarantees from parties with financial strength
- We have stayed away from riskier products such as subprime, option ARM's, stated income, mezzanine financing, credit cards, and we do very little unsecured lending

Financial Highlights

3Q07 Financial Highlights

Colonial BancGroup

- **Record EPS of $0.45**
- **Good growth in net interest income**
  - Up 3% over both 2Q07 and 3Q06
  - Net interest margin of 3.65%
- **Strong core noninterest income growth of 16% over 3Q06**
- **Effective expense controls**
  - Core noninterest expense decreased 3% from 2Q07; up only 1% over 3Q06
- **Improved efficiency ratio[1] of 53.29% compared to 56.20% for 2Q07 and 55.77% for 3Q06**

[1]Calculated using core noninterest income and expense

Consistent Earnings Per Share Growth

(diluted)

Colonial BancGroup



5 Year CAGR = 10%
2001 - 2006
$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
19%
(8)%
13%
16%
13%
2001
2002
2003
2004
2005
2006
$0.44
$0.44[1]
$0.43
$0.45
2%
3Q06
2Q07
3Q07

[1]Excluding restructuring charges

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Net Interest Income

($ in millions)

Colonial BancGroup


79%
$422
$455
$495
$567
$709
$755
8%
9%
15%
25%
6%
3 Year CAGR = 15%
2003 - 2006
$191
$190
$196
3%
2001
2002
2003
2004
2005
2006
3Q06
2Q07
3Q07
Net Interest Margin
3.57%
3.55%
3.38%
3.52%
3.75%
3.71%
3.64%
3.66%
3.65%

Net Interest Income

Colonial BancGroup

- **Interest rate risk position has been managed to a relatively neutral position over one year horizon**
- **During the first half of 2007, Colonial sold approximately $1.2 billion of securities or 1/3 of the investment portfolio and approximately $490 million of ARM loans**
- **Opportunistically acquired high quality securities during 3Q07**
  - Increased the yield on investment securities by 20 basis points from 2Q07 to 3Q07
  - Securities were 14.6% of ending assets at 9/30/07
- **Actively managing the cost of funding**
  - Prepaid $185 million of trust preferred debt YTD
  - Funded asset growth with $800 million of FHLB borrowings at an average rate of 4% in the 3Q07
- **Deposit costs remain high**

Average Deposits

($ in millions)



3 Year CAGR = 19%
2003 - 2006
87%
$8,433
$8,734
$9,419
$10,862
$13,988
$15,788
$15,899
$16,464
$16,682
4%
8%
15%
29%
13%
1%
-2%1
2001
2002
2003
2004
2005
2006
3Q06
2Q07
3Q07

	3Q06	2Q07	3Q07
Cost of Average Deposits	3.13%	3.39%	3.38%

[1]Excluding the acquisition

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Strong Growth in Noninterest Income and Controlled Expenses

Colonial BancGroup

($ in millions)

Core Noninterest Income[1] Growth



$107
$141
$146
$176
$182
2002
2003
2004
2005
2006
$132
$152
15%
Sep YTD 06
Sep YTD 07
$46
$53
$53
3Q06
2Q07
3Q07

Core Noninterest Expense[2] to Average Assets



2.30%
2.37%
2.42%
2.42%
2.34%
2002
2003
2004
2005
2006
2.35%
2.29%
-3%
Sep YTD 06
Sep YTD 07
2.33%
2.38%
2.24%
-6%
3Q06
2Q07
3Q07

[1]Excluded from noninterest income are securities and derivatives gains (losses), securities restructuring charges, changes in fair value of swap derivatives and gain on sale of Goldleaf, merchant services, branches and mortgage loans

[2]Excluded from noninterest expense are net losses related to the early extinguishment of debt, severance expense and merger related expenses

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Capital and Liquidity

Colonial BancGroup

Strong capital position

- Issued $300 million of REIT preferred securities with a 7.11% dividend in May which increased tangible capital and regulatory capital ratios
- Key ratios at 9/30/07:

	Actual	Target
- Tangible common ratio	5.32%	5-6%
- Tangible capital ratio	6.56%	5-6%
- Tier I leverage	7.34%	6-7%
- Total capital ratio	11.50%	10-12%

Strong liquidity

- Ample sources of liquidity which allows Colonial to use the lowest cost funding available

Strong, high quality investment portfolio

- 99.8% of the portfolio is AAA rated or government backed
- No subprime exposure

We have increased our dividend for 17 consecutive years and we plan to make it 18

Colonial BancGroup

17 YEARS OF INCREASED DIVIDENDS


$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68
$.75
10%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Retail Banking

Retail Banking

Colonial BancGroup

<u>Noninterest Income Growth Goal</u> → **25% of revenue from fee-based services**
(currently 21% QTD)

- **Retail Banking Fees up 14%* YTD**
  - Focus on household checking account growth
  - Increase debit card penetration in consumer and business banking households

- **Financial Planning Services Revenue up 17%* YTD**
  - Increased number of Financial Consultants
  - Diversification of revenue
  - Enhanced sales management through additional resources

- **Treasury Management Services Revenue up 25%* YTD**
  - Express Deposit (Remote Deposit Capture Product)
  - Cross-sale of services to new and existing commercial checking customers

*Year over year

Lines of Business Highlight

Colonial BancGroup

Association Services

Providing depository services to more than 6,000 community associations through lockbox service and deposit and loan products

Deposits

($ in millions)



$228
$323
$410
$509
32%*
2004
2005
2006
Sept 2007

Units Served



434,267
591,046
706,071
780,773
14%*
2004
2005
2006
Sept 2007

*Annualized

Colonial BancGroup

Leveraging Lines of Business

- Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in fee income
- Continue positive momentum toward achieving 25% of total revenue in fee-based services
- Unite the Colonial franchise in all markets under one consistent brand message, encompassing all lines of business, and maximizing the marketing and advertising investment across the diverse markets
- Continue to maximize strategic multi-channel marketing initiatives to expand cross-sell opportunities and increase products and services per household

Why Invest in Colonial BancGroup?

Colonial BancGroup

- **In the Right Locations for Continued Success**
- **Conservative Lending Philosophy**
  - Sound credit quality
- **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services
- **Experienced and Strong Management Team**
  - Delivered strong shareholder returns: 2001-2006

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

- **17 Years of Increased Dividends: $0.75 for 2007, a 10% increase over 2006**

Supplemental Information

EPS Reconciliation

Colonial BancGroup

	1Q07	2Q07	3Q07	2007 YTD
Diluted earnings per share - GAAP	$0.24	$ 0.43	$ 0.45	$ 1.11
Impact of restructuring charges:				
Loss on securities portfolio	0.23	-	-	0.23
Loss on extinguishment of debt	0.03	0.02	-	0.05
	0.26	0.02	-	0.28
Income tax benefit	(0.09)	(0.01)	-	(0.10)
After tax restructuring charge	0.17	0.01	-	0.18
Diluted earnings per share, excluding restructuring charges	$0.41	$ 0.44	$ 0.45	$ 1.29

Loan Portfolio and Earning Assets Distribution

Loans

(as of Sept. 30, 2007)



Consumer and Other 3%
Commercial 9%
Owner Occupied 10%
Real Estate Construction 42%
Residential Real Estate 16%
Commercial Real Estate 20%

Average Earning Assets

(for 3Q07)



Short Term Investments 7%
Loans Held for Sale 8%
Securities 14%
Loans 71%

Commercial Real Estate

Loan Portfolio Distribution

(as of Sept. 30, 2007)



Industrial 2%
Farm 3%
Recreation 1%
Retail 25%
Church/School 4%
Lodging 5%
Healthcare 6%
Other 8%
Multi-Family 9%
Office 22%
Storage Buildings 15%

- 34% Owner Occupied
- Average loan size = $680 thousand
- Characteristics of 75 largest loans:
  - Total $745 million and represent 16.2% of CRE portfolio
  - Loan to value ratio is low at 68.6%
  - Average debt coverage ratio = 1.48x

Construction Loan Portfolio Distribution

(as of Sept. 30, 2007)

Colonial BancGroup


Office
3%
Multi-Family
4%
Storage
Buildings
2%
Other
6%
Residential
Development
26%
Retail
6%
Commercial
Development
9%
Condominium
6%
Residential Land
7%
Commercial Land
17%
Residential Home
Construction
14%

- Average loan size = $950 thousand
- Characteristics of 75 largest loans:
  - Total $1.4 billion and represent 21.8% of construction portfolio
  - Average loan to value ratio is 69.4%

Diversified CRE/Construction Loan Portfolio

Colonial BancGroup[SM]

(as of Sept. 30, 2007)

Commercial Real Estate Exposures by Geographic Location
Expressed as a Percentage of Commercial Real Estate Portfolio
Includes Commercial Real Estate and Construction Loan Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**13.79%**	**1.32%**	**2.51%**	**2.88%**	**0.14%**	**0.31%**	**1.22%**	**0.86%**	**1.76%**	**1.06%**	**1.73%**
Retail - other than gas stations	11.23%	1.12%	1.63%	2.34%	0.14%	0.11%	0.81%	0.65%	1.74%	0.99%	1.70%
Gas Station/Convenience Store	2.56%	0.20%	0.88%	0.54%	0.00%	0.20%	0.41%	0.21%	0.02%	0.07%	0.03%
Residential Development	**14.53%**	**3.09%**	**1.71%**	**0.47%**	**0.85%**	**0.13%**	**1.50%**	**1.87%**	**3.72%**	**0.74%**	**0.45%**
Builder Lot Inventory	**1.85%**	**0.06%**	**0.25%**	**0.22%**	**0.19%**	**0.00%**	**0.20%**	**0.37%**	**0.53%**	**0.01%**	**0.02%**
Commercial Development	**5.16%**	**1.06%**	**0.90%**	**0.65%**	**0.00%**	**0.11%**	**0.18%**	**0.15%**	**0.62%**	**1.24%**	**0.25%**
Commercial Lot Inventory	**1.21%**	**0.13%**	**0.20%**	**0.31%**	**0.01%**	**0.00%**	**0.06%**	**0.32%**	**0.16%**	**0.00%**	**0.02%**
Residential Homes (under construction)	**11.12%**	**2.17%**	**1.24%**	**0.79%**	**0.25%**	**0.03%**	**2.05%**	**2.48%**	**1.06%**	**0.85%**	**0.20%**
Multi-family	**7.15%**	**0.62%**	**1.81%**	**1.29%**	**0.11%**	**0.09%**	**0.83%**	**0.13%**	**1.11%**	**0.21%**	**0.95%**
Land Only	**14.39%**	**2.56%**	**2.87%**	**1.43%**	**1.39%**	**0.14%**	**1.10%**	**0.45%**	**1.67%**	**1.41%**	**1.37%**
Commercial Land	9.80%	1.80%	2.14%	1.13%	0.86%	0.13%	0.93%	0.23%	0.99%	0.69%	0.90%
Residential Land	4.59%	0.76%	0.73%	0.30%	0.53%	0.01%	0.17%	0.22%	0.68%	0.72%	0.47%
Office	**8.12%**	**1.11%**	**2.01%**	**2.22%**	**0.09%**	**0.06%**	**0.61%**	**0.48%**	**0.82%**	**0.37%**	**0.35%**
Office - non-medical	7.19%	0.87%	1.85%	2.16%	0.09%	0.06%	0.55%	0.43%	0.61%	0.32%	0.25%
Office - Medical	0.93%	0.24%	0.16%	0.06%	0.00%	0.00%	0.06%	0.05%	0.21%	0.05%	0.10%
Condominium Bldgs - Construction	**4.88%**	**1.38%**	**1.43%**	**0.48%**	**0.34%**	**0.04%**	**0.18%**	**0.27%**	**0.18%**	**0.25%**	**0.33%**
Warehouse	**5.34%**	**0.82%**	**1.11%**	**1.68%**	**0.02%**	**0.04%**	**0.55%**	**0.24%**	**0.11%**	**0.70%**	**0.07%**
Warehouse with Office	3.03%	0.55%	0.82%	0.92%	0.02%	0.03%	0.21%	0.15%	0.06%	0.27%	0.00%
Warehouse	1.46%	0.18%	0.16%	0.73%	0.00%	0.00%	0.22%	0.06%	0.04%	0.04%	0.03%
Mini-Warehouse	0.85%	0.09%	0.13%	0.03%	0.00%	0.01%	0.12%	0.03%	0.01%	0.39%	0.04%
Healthcare - Living Facility	**2.68%**	**0.00%**	**0.21%**	**0.02%**	**0.05%**	**0.05%**	**0.55%**	**0.63%**	**0.34%**	**0.00%**	**0.83%**
Skilled Nursing Facility	1.24%	0.00%	0.14%	0.00%	0.05%	0.05%	0.51%	0.14%	0.00%	0.00%	0.35%
Assisted Living Facility	1.44%	0.00%	0.07%	0.02%	0.00%	0.00%	0.04%	0.49%	0.34%	0.00%	0.48%
Healthcare	**1.70%**	**0.06%**	**0.09%**	**0.01%**	**0.00%**	**0.01%**	**0.04%**	**0.00%**	**1.41%**	**0.01%**	**0.07%**
Lodging	**3.99%**	**0.31%**	**0.67%**	**0.24%**	**0.00%**	**0.05%**	**0.43%**	**0.68%**	**0.58%**	**0.12%**	**0.91%**
Recreation	**0.15%**	**0.04%**	**0.06%**	**0.00%**	**0.00%**	**0.01%**	**0.04%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Industrial	**0.80%**	**0.07%**	**0.18%**	**0.05%**	**0.00%**	**0.00%**	**0.06%**	**0.04%**	**0.15%**	**0.07%**	**0.18%**
Farm	**0.81%**	**0.14%**	**0.10%**	**0.27%**	**0.05%**	**0.02%**	**0.09%**	**0.01%**	**0.07%**	**0.00%**	**0.06%**
All Other Types	**2.33%**	**0.34%**	**0.53%**	**0.63%**	**0.13%**	**0.13%**	**0.23%**	**0.20%**	**0.11%**	**0.02%**	**0.01%**
Total	**100.00%**	**15.28%**	**17.88%**	**13.64%**	**3.62%**	**1.22%**	**9.92%**	**9.18%**	**14.40%**	**7.06%**	**7.80%**

Credit Process

Committee	Lending Authority	Meeting
Senior Loan Committee	Over $20 million	Bi-weekly
State Loan Committee	$2 – 20 million	Bi-weekly
Directors Loan Committee	$500,000 - $2 million	Bi-weekly
Officers Loan Committee	$100,000 - $500,000	Weekly

No individual has more than a $100,000 unsecured lending limit.

Summary of Loan Loss Experience

2003 – 3Q07

	3Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	**1.14%**	1.13%	1.15%	1.16%	1.20%
Reserve ($ in 000's)	**$172,678**	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	**246%**	695%	536%	402%	184%
YTD Net Charge-off Ratio to Average Loans	**0.18%**[1]	**0.12%**	**0.14%**	**0.19%**	**0.31%**
YTD Net Charge-offs ($ in 000's)	**$20,171**	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	**6.42**[2]	9.53	8.90	6.31	3.91
Nonperforming Assets ($ in 000's)	**$70,153**	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	**0.46%**	0.16%	**0.21%**	**0.29%**	**0.65%**

[1]Annualized
[2]Reserve/YTD Net Charge-offs Annualized

Past Due Loans

Colonial BancGroup



Colonial
FDIC - Commercial Banks with Assets > $10 billion
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.55%
1.75%
1.58%
1.46%
1.22%
1.29%
1.41%
1.33%
1.35%
1.35%
1.39%
1.16%
0.90%
0.48%
0.48%
0.45%
0.67%
0.99%
1.12%
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Jun-07
Sep-07